EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Nine months ended September 30, 2007
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$119,126
Add: Interest expense	86,870
Depreciation expense on cap’d interest	3,959
Amortization of deferred financing costs	3,012

Earnings before fixed charges	$212,967

Fixed charges:
Interest expense	$86,870
Amortization of deferred financing charges	3,012
Capitalized interest	36,566

Fixed charges	126,448

Preferred share distributions	—
Preferred unit distributions	11,874

Combined fixed charges	$138,322

Ratio of earnings to fixed charges	1.68

Ratio of earnings to combined fixed charges	1.54